                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                            ALPHA 1 BIOMEDICALS, INC.
                            -------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   020910 10 5
                                   -----------
                                 (CUSIP Number)


                                 Roger H. Samet
                           254 East 68th Street, #29B
                               New York, NY 10021
                                  212-472-2127
                     --------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                December 9, 1998
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

CUSIP No. 020910 10 5

1)       Names of Reporting Persons, S.S. or I.R.S. Identification
         Nos. of Above Persons

                                 Roger H. Samet
         ----------------------------------------------------------

         ----------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Groups (See
         Instructions)

         (a) ------------------------------------------------------

         (b) ------------------------------------------------------

3)       SEC Use Only ---------------------------------------------

         ----------------------------------------------------------


4)       Source of Funds (See Instructions)      PF
                                            -----------------------

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)       Not Applicable
                                       ----------------------------

6)       Citizenship or Place of Organization     United States
                                             ----------------------
Number of Shares              7)  Sole voting Power     997,050
                                                   ----------------
Beneficially Owned            8)  Shared Voting Power     -0-
                                                     --------------
by Each Reporting             9)  Sole Dispositive Power  997,050
                                                        -----------
Person with                  10)  Shared Dispositive Power  -0-
                                                          ---------
11)      Aggregate Amount Beneficially Owner by Each Reporting Person  997,050
                                                                      --------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)
                                  ---------------------------------

13)      Percent of Class Represented by Amount in Row (11) 8.1%
                                                          ---------
14)      Type of Reporting Person (See Instructions)      IN
                                                    ---------------

Item 3.  Source and Amount of Funds or Other Considerations.

The amount of funds used to purchase the shares of Common Stock and the Class D Warrant to which this statement relates was $70,500. The source of the funds was from Mr. Samet's personal funds.

Item 4.  Purpose of Transaction.

All 705,000 shares of Alpha 1 Common Stock owned by Mr. Samet are held for investment purposes. Mr. Samet may acquire up to 292,050 additional shares of Alpha 1 Common Stock upon exercise of the Class D Warrant.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Samet is the beneficial owner of 997,050 shares of Common Stock of Alpha 1, consisting of 705,000 shares of Common Stock plus the right to acquire 292,050 shares of Common Stock upon exercise of his Class D Warrant. Such number of shares constitutes approximately 8.1% of the outstanding shares of Common Stock (11,977,429 shares of Common Stock reported outstanding at June 30, 1998 by Alpha 1 in its Form 10-Q dated June 30, 1998, plus 292,050 shares of Common Stock subject to Mr. Samet's Class D Warrant).

         (c) Mr. Samet sold 35,000 shares of Alpha 1 Common Stock on December 8, 1998 for $323.25 and 100,000 shares of Alpha 1 Common Stock on December 9, 1998 for $750.47.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 1999                                         /s/ Roger H. Samet
-----------------                                         ------------------
(Date)                                                    Roger H. Samet